EXHIBIT 12.0

                             DISTRIBUTION AGREEMENT

         This Agreement dated March 26, 1999, between R-TEC TECHNOLOGIES, INC., a New Jersey Corporation with a principal place of business at 499 Van Brunt Street, Suite 4B, Brooklyn, New York 11231, hereinafter ("R-TEC") and MOTORS ARMATURES, INC., a New York Corporation with a principal place of business at 250 Rabro Drive East, Hauppauge, New York 11788, hereinafter ("MARS").

         WHEREFORE, MARS and R-TEC will work together, exclusively to maximize sales of kitted R-TEC products to Air Conditioning, and Refrigeration Contractors through wholesale distribution. This agreement covers sales in North America to all wholesale Air Conditioning and Refrigeration trade distributors including W.W. Grainger, Johnstone Supply, Watsco, and Pameco. MARS will sell to some distributors in the U.S., Canada, and Mexico who may then export the product to other parts of the world as a part of their normal business.

         WHEREFORE, MARS will stock R-TEC products and ship in combination with other MARS products. This will allow trade wholesalers to combine their R-TEC purchases for quantity discounts and rebates of their entire order from MARS.

         WHEREFORE, will advertise R-TEC products to the trade wholesalers and assist individual wholesale accounts in their local marketing and sales efforts. R-TEC will promote and publicize their products through national advertising media as much as possible and where feasible.

         WHEREFORE, R-TEC will set contractor price levels by virtue of establishing a list price. The list price will be the price charged to the contractor by the wholesale distributor. MARS cost will be equal to .49 X the list price.

         WHEREFORE, R-TEC and MARS will establish mutually convenient shipment quantities that will tend to provide economical production lots as well as maximize inventory turns for MARS.

         WHEREFORE,  the initial  refrigeration  products  offered  will include
R-TEC formulations for R- 22, R-12, R-410A, R404A, and R-134A. Additional formulations for the refrigeration industry will be developed as necessary. R-TEC will maintain R&D facilities sufficient to adjust formulations as market requirements may dictate.

         WHEREFORE, R-TEC will make every effort to provide samples for test marketing in August of 1999. R-TEC will make every effort to begin shipment of 5,000 R-22 kits by October 31, 1999.


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         R-TEC  reserves  the  right  to  make  other   agreements   with  other
wholesalers   outside  the  Air  Conditioning  and  Refrigeration   trade.  This
Distribution Agreement only applies to R-TEC Air Conditioning and Refrigeration products sold to contractors in the trade.

         This agreement may be terminated at any time by either party.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the date first above written.


Witness:                                              R-TEC TECHNOLOGIES, INC.

     /s/                                              /s/ MARC M. SCOLA
-------------------                                   ------------------------
                                                      MARC M. SCOLA
                                                      Vice President


Witness:                                              MOTORS & ARMATURES, INC.

     /s/                                              /s/ FRED BARON
-------------------                                   ------------------------
                                                      FRED BARON
                                                      Marketing Manager